January 13, 1998

To: The Investors of Metric Partners Growth Suite Investors, L.P. ("GSI" or the "Partnership")

RE: Important Information Regarding the Sale of Eight Properties and Distribution of Sales Proceeds

Dear Investor:

We are pleased to announce that the sale of eight of the Partnership's nine remaining Residence Inn Hotels was completed on December 30, 1997. Investors were notified of the potential sale in a special communication dated December 26, 1997. The Managing General Partner has decided to distribute a portion of the net proceeds of this sale, in the amount of $275.00 per Unit. This distribution is enclosed, unless your investment is part of a retirement plan in which case it is forwarded to your trustee, or you have pre-specified your brokerage firm or an alternate destination for your checks.

As indicated in the letter of December 26, 1997, the Partnership was required by the purchaser under the terms of the sales contract not to distribute $7.5 million for a period of one year. Additionally, GSI will retain a reserve of approximately $4.5 million for operating contingencies, including the potential payment of all or part of the outstanding mortgage on the Residence Inn - Nashville. This mortgage, totaling approximately $8.5 million, is due April 1, 1998. As discussed in previous communications, a motion for a temporary injunction prohibiting the Partnership from distributing sales proceeds has been filed against the Partnership, and a hearing on this motion has now been rescheduled for January 14, 1998. Future distributions could be affected by the decision on this motion.

The Partnership also anticipates a distribution from fourth quarter 1997 operations in the amount of $10 per Unit, or four percent annualized, to Unitholders as of December 31, 1997 during the week of January 26, 1998. Investors will be provided further information as available regarding the above-mentioned legal proceedings, as well as the status of Partnership operations.

Questions relating to Partnership performance or the information provided in this letter should be directed to the Investor Representative at SSR Realty, at
(800) 347-6707, extension 2025, or in writing to GSI, c/o SSR Realty Advisors, Inc., One California Street, Suite 1400, San Francisco, CA 94111. Operational questions regarding your investment should be directed to the Partnership's Servicing and Transfer Agent, Gemisys, at (800) 955-3025.


Sincerely,

METRIC REALTY
Managing General Partner